Exhibit 99.1

June 21, 2012

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: GAZIT-GLOBE LTD. (THE “COMPANY”) – IMMEDIATE REPORT REGARDING AN

AGREEMENT TO ACQUIRE ALL OUTSTANDING SHARES OF SUBSIDIARY, GAZIT

AMERICA, AND FOR THE ASSETS OF GAZIT AMERICA TO BE ACQUIRED BY FIRST

CAPITAL REALTY.

Following the Company’s immediate report dated May 6, 2012 (reference number 2012-01-116637), regarding the submission of a non-binding preliminary proposal to Gazit America Inc. (“GAA”)1, together with First Capital Realty Inc. (“FCR”)2, the Company is pleased to report that on June 21, 2012, the Company entered into an agreement, following the approval of the Company’s Audit Committee and Board of Directors, to acquire all outstanding share of GAA not already beneficially owned by the Company (approximately 26.9% of GAA’s outstanding shares) for consideration valued at CAD $7.32 for each share of GAA, payable in cash and common shares of FCR (as detailed below).

Simultaneously, FCR shall acquire ProMed Properties (CA) (“ProMed”) from GAA. ProMed is a private company fully owned by GAA, that holds medical office and retail properties. FCR shall also assume certain property-related indebtedness of GAA with respect to ProMed. Payment for ProMed shares will be made through the issuance of FCR commons shares.

The transaction, which shall be implemented through an arrangement agreement (the “Arrangement Agreement”), will require court approval in Canada and, among other things, the approval of the holders of the Minority Shares of GAA at an extraordinary general meeting of its shareholders (“Extraordinary General Meeting”).

The consideration value of CAD$ 7.32 per share of GAA shall be comprised of cash payment to the holders of the Minority Shares of GAA valued at CAD$ 3.02 (subject to adjustment based on the share price of Equity One, Inc.3, of which GAA holds 12.68% of the share capital and 12.53% of the voting rights) and 0.23 common shares of FCR for each GAA common share, based on a price for FCR common shares of CAD$18.60 (subject to adjustment).

[1]	The Company’s fully consolidated subsidiary traded on the Toronto Stock Exchange. As of the date of this report, the Company holds 73.08% of GAA’s outstanding shares.
[2]	The Company’s fully consolidated subsidiary traded on the Toronto Stock Exchange. As of the date of this report, the Company holds 50.21% of FCR’s outstanding shares.
[3]	The Company’s fully consolidated subsidiary traded on the New York Stock Exchange. As of the date of this report, the Company holds 34.10% of EQY’s outstanding shares and 33.70% of its voting rights.

The Board of Directors of the Company approved the above-detailed transaction for the following reasons:

1.	The transaction will lead to a more efficient structure of the Gazit group and its holdings, by transferring the Canadian medical office building activity (in GAA) to FCR and by transferring the Company’s holdings in EQY through wholly-owned private companies (instead of through a public company, as is the case today).

2.	Simultaneously with the consummation of the transaction, GAA will be delisted from trading on the Toronto Stock Exchange. Such delisting will save the Company G&A expenses as well as management resources.

3.	The medical office building activity creates a synergy with FCR’s core activity—medical office building tenants provide FCR with necessity tenants; the complementary mix of tenants is attractive to the costumers; the extended portfolio will enable FCR to provide a more competitive offering to its tenants.

In the interest of caution, the transaction was approved by the Company’s Audit Committee and the Board of Directors as an Extraordinary Transaction in which officers of the Company have a personal interest (within the meaning of such term under article 270(1) of the Companies Law – 1999), due to the fact that following this transaction GAA will be private, and as such it is not a transaction within the Company’s ordinary course of business, although it is not considered to be material.

The personal interests of the officers of the Company with respect to this transaction result from the service of Mr. Dori Segal (as Executive Vice Chairman of the Company), Roni Soffer (as President of the Company), both of whom also serve as Chairman and Vice-Chairman of GAA, respectively, as well as from the service of Mr. Chaim Katzman (as Chairman of the Company) and as Chairman of FCR. It also results from the expected consideration Mr. Segal will receive for the value of the GAA securities that he holds, which will be acquired by the Company in the transaction for approximately CAD$ 1,144,000 (calculated consistent with the amounts that will be paid in the transaction for GAA securities that will also be received by the other securities holders of the same class as well). Similarly, it should be noted that Mr. Soffer is entitled to compensation of approximately CAD$ 177,000 for the GAA securities that he holds, which will be transferred in full to the Company pursuant to the terms of his employment agreement.

We attach below a copy of the joint announcement of the Company, FCR, and GAA, as published in Canada on June 21, 2012.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

GAZIT-GLOBE, FIRST CAPITAL REALTY AND GAZIT AMERICA

ANNOUNCE AGREEMENT TO TAKE GAZIT AMERICA PRIVATE AND

ACQUISITION OF GAZIT AMERICA’S MEDICAL OFFICE AND RETAIL

PROPERTIES BY FIRST CAPITAL REALTY

Tel-Aviv, Israel and Toronto, Ontario (June 21, 2012) – Gazit-Globe Ltd. (“Gazit-Globe”) (TASE: GLOB; NYSE: GZT), First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) and Gazit America Inc. (“Gazit America”) (TSX: GAA) announced today that they have entered into an agreement with respect to the acquisition by Gazit-Globe of all of the common shares of Gazit America not already beneficially owned by Gazit-Globe for consideration currently valued at $7.32 for each common share of Gazit America, payable in cash, and in common shares of First Capital Realty. Gazit-Globe currently beneficially owns approximately 73.1% of the outstanding shares of Gazit America. The transaction, which is structured as an arrangement, will require, among other things, approval by all shareholders, including a majority of the minority shareholders, of Gazit America at an annual and special meeting called for this purpose (the “Special Meeting”). The Special Meeting is expected to be held in late July, and if approved, the transaction is expected to close shortly thereafter.

The total consideration value of $7.32 per Gazit America common share assumes 20 trading-day volume-weighted average and current share prices of $18.60 for the First Capital Realty common shares and a 20 trading-day volume-weighted average share price for Equity One, Inc. (“Equity One”) common shares within the range of US$19.50 to US$20.50, resulting in the receipt by the minority shareholders of Gazit America of a cash payment of $3.02 and 0.2312 common shares of First Capital Realty for each Gazit America common share. This represents a premium of 46% and 49%, respectively, to the closing price and 20 trading-day volume-weighted average share price, respectively, of the common shares of Gazit America on May 3, 2012, the date prior to the announcement that the parties had entered into negotiations with respect to this transaction.

The cash portion of the consideration is currently valued at $3.02 for each common share of Gazit America, and is subject to adjustment based on the 20 trading-day volume-weighted average share price of the common shares of Equity One on the seventh trading day prior to the Special Meeting. If such price is greater than US$20.50 or less than US$19.50, the cash portion will increase or decrease, respectively, by the amount in Canadian dollars (using an exchange rate of US$1.00 = Cdn$1.0184 ) equal to 40% of the number of US dollars by which such price is greater than US$20.50 or is less than US$19.50. As of the close of markets on June 20, 2012, the 20 trading-day volume-weighted average share price of the common shares of Equity One was US$20.22.

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The share portion of the consideration will comprise the prorata portion of those common shares delivered by First Capital Realty in payment by it for the shares of Gazit America’s subsidiaries, ProMed Properties (CA) Inc. (“ProMed”) and ProMed Asset Management Inc., which together own and manage the medical office and retail properties of Gazit America, and certain inter-company indebtedness owing to Gazit America. As part of the arrangement, First Capital Realty will purchase these shares and indebtedness from Gazit America. Payment for the Gazit America subsidiaries shares and inter-company indebtedness will be made by the assumption by First Capital Realty of certain property-related indebtedness and the delivery of a number of First Capital Realty common shares determined by reference to the 20 trading-day volume-weighted average share price on the seventh trading day prior to the Special Meeting, but in no case will this price per First Capital Realty common share be less than $18.20 or greater than $19.00. As a result, the share portion of the consideration for each common share of Gazit America will be no more than 0.2363 and no less than 0.2264 common shares of First Capital Realty. As of the close of markets on June 20, 2012, the 20 trading-day volume-weighted average share price of the common shares of First Capital Realty was $18.26.

Holders of the warrants of Gazit America expiring on November 30, 2015 (“2015 Warrants”) will be entitled to receive a cash payment equal to the intrinsic value of such warrants based upon the consideration payable to Gazit America shareholders. Based upon the assumed total consideration value of $7.32 per share, holders of the 2015 Warrants would receive a cash payment of $1.69 per common share subject to such warrants. Holders of the warrants of Gazit America expiring on November 30, 2016 will be entitled to a cash payment of $0.25 per common share subject to such warrants.

The Board of Directors of Gazit America has determined that the Arrangement is in the best interests of Gazit America and has resolved to recommend that shareholders vote in favour of the Arrangement at the Special Meeting, based upon the recommendation of a special committee of directors comprised of directors independent of Gazit-Globe and First Capital Realty. The Special Committee has received advice from Brookfield Financial Corp. indicating that, subject to certain limitations and qualifications, the consideration offered to the common shareholders of Gazit America (other than Gazit-Globe and its affiliates) is fair, from a financial point of view, as of the date hereof.

ProMed owns 12 medical office and retail properties and a 50% interest in a thirteenth property jointly owned with First Capital Realty, totalling approximately 930,000 square feet of leasable space located close to existing First Capital Realty properties in Calgary, Edmonton, the Greater Toronto Area, London Ontario, Ottawa and the Greater Montreal Area. Approximately 75% of total monthly rents at the ProMed properties are derived from personal and health care tenants including primary care networks, family health teams, pharmacies and laboratories, as well as doctors, dentists and other individual healthcare professionals, with the balance derived from leading grocery and drug stores, banks and financial institutions, national and discount retailers, as well as fast food and coffee shops. The ProMed properties were 87% occupied at March 31, 2012.

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ABOUT GAZIT-GLOBE (TASE: GLOB; NYSE: GZT)

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, Gazit-Globe is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. Gazit-Globe is also listed on the New York Stock Exchange (NYSE: GZT). The group operates properties with a total value of approximately $18.5 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 73 million square feet.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets. The company currently owns interests in 164 properties, including eight under greenfield development, totalling approximately 22.8 million square feet of gross leasable area and three sites in the planning stage for future retail development.

ABOUT GAZIT AMERICA (TSX: GAA)

Gazit America currently has interests in thirteen properties totaling approximately 930,000 square feet (representing Gazit America’s proportionate interest) of rentable space located in Longueuil and Montreal, Quebec, Cambridge, London, Mississauga, Toronto, Kitchener and Ottawa, Ontario, and Edmonton and Calgary, Alberta. In addition, the company owns approximately 12.4% of Equity One (NYSE: EQY), a U.S. real estate investment trust.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “estimates”, “will” and similar expressions. The forward-looking statements are not historical facts but reflect the current expectations of Gazit-Globe, First Capital Realty and Gazit America, as applicable, regarding future results or events and are based on information currently available to management of such entities.

Management of each of Gazit-Globe, First Capital Realty and Gazit America believe that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, management of such entities can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements include, but are not limited to, risks associated with satisfying approvals and other conditions for the proposed transaction, share price volatility for First Capital Realty and Equity One, Inc. and general economic conditions. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Each of Gazit-Globe, First Capital Realty and Gazit America undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

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For further information regarding Gazit-Globe:

Roni Soffer, President

Gadi Cunia, Senior Executive VP and CFO

Gazit Globe, Ltd.

1 HaShalom Rd.

Tel Aviv, Israel 67892

Tel: 972 3 694 8000

www.gazit-globe.com

For further information regarding First Capital Realty:

Dori J. Segal, President & CEO, or

Karen H. Weaver, EVP & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

For further information regarding Gazit America:

Gail C. Mifsud, CEO

Gazit America Inc.

109 Atlantic Avenue, Suite 303

Toronto, Ontario, Canada M6K 1X4

Tel: (416) 447-6400

Fax: (416) 447-6488

www.gazitamerica.com

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